Filed Pursuant To Rule 433

Registration No. 333-189752

September 18, 2013

Posted on Reuters.com (U.S. Edition) – September 17, 2013

Winklevoss twins say Bitcoin could become

a country’s currency

NEW YORK | Tue Sep 17, 2013 1:59pm EDT

(Reuters) – Cameron and Tyler Winklevoss, currently making headlines with plans to launch a Bitcoin fund, said on Tuesday that they could see the digital currency becoming a country’s official money.

“The next step for Bitcoin is potentially becoming the currency of a country,” Tyler Winklevoss said.

The twin brothers, famous for their history with Facebook Inc, were speaking at the 9th annual Value Investing Congress in New York.

Speaking less than three months after filing plans to launch the Winklevoss Bitcoin Trust, an exchange traded fund that would allow investors to trade the digital currency like stocks, the brothers laid out a primer on Bitcoin and spoke about what might be next for the currency.

Bitcoins, touted by some experts as the future of money, gained in prominence during Europe’s financial crisis as more people questioned the safety of holding their cash in the bank.

With Bitcoin there are no bail-ins like in Cyprus,” Tyler Winklevoss said. The brothers added that they expect to see a financial implosion in Cyrus in the next year or two and said that was one reason to use Bitcoin. In bail-ins, some of the debt owed to creditors, including bondholders, is written off.

The brothers, Olympic rowers who earned MBA degrees from Oxford University, told regulators in July that they plan to initially sell $20 million worth of shares, with each share worth a fraction of a Bitcoin. They said they could not speak in greater detail about their own fund right now.

But they laid out what they to be the benefits of the digital currency, saying sending money abroad would be easier and cheaper and it would allow charitable donations to be made more easily.

Most presenters, including some prominent hedge fund managers, give one or two of their best stock picks at the conference. While the Winklevoss twins made a more general case for the digital currency, their presentation resonated with the audience and the brothers fielded more questions than any of the previous presenters.

(Reporting by Svea Herbst-Bayliss; Editing by Nick Zieminski)

The Winklevoss Bitcoin Trust has filed a registration statement (including a preliminary prospectus dated July 1, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.